NEWS RELEASE: February 12th, 2007

 2006 RESULTS FROM THE SKOONKA CREEK PROJECT, B.C.

IN BRIEF:

Almaden Minerals’ partner Strongbow Exploration Ltd. has reported extremely encouraging results from their 2006 exploration program on the Skoonka Creek Project.  Strongbow’s 18 hole 4,545m drill program on the JJ Showing confirmed the presence of well developed gold bearing quartz veins at depth. Highlights from the program include 16.3 g/t over 0.23 meters and 17.0 g/t gold over 0.5 meters. Strongbow also collected 4,500 soil and 1,500 rock samples over the project area. Highest results collected to date include those from the Deadwood Showing: 23 of 105 rock samples taken over the Deadwood returned in excess of 1 g/t gold and up to 13.8 g/t gold.  A 2007 exploration program is currently being planned. J. Poliquin, President and CEO of Almaden reports that, “We are very pleased with the results of Strongbow’s 2006 program at Skoonka Creek and anticipate a large field program to be undertaken by Strongbow in 2007 to further advance the project.”

IN DEPTH:

In 2006 Strongbow Exploration Ltd. (“Strongbow”; TSX-V: SGW) expended enough money to earn a 51% interest in the Skoonka Creek project, B.C. from Almaden Minerals Ltd. (“Almaden”; TSX: AMM; AMEX: AAU). Almaden and Strongbow have subsequently entered into a joint venture agreement to further explore the project, with Strongbow as operator of the work programs. In 2006, Strongbow completed a large amount of very high quality work on the property. In 2006, two drill programs on the JJ zone have traced gold mineralization to depth and along strike and the vein remains open in all directions. Strongbow’s work program also identified a new and very prominent mineralized trend three kilometers northeast of the JJ vein known as the Discover-Backburn Trend (“DBT”).

Initial work by Almaden identified two gold bearing epithermal vein showings and a number of untested gold in soil anomalies. The high-grade JJ showing and the Discovery showings were the first discovered and are located three kilometers apart, on a network of logging roads within the northern part of the property. Subsequent work by Strongbow identified the Backburn, Ember and Deadwood targets that collectively define the DBT in the northwestern part of the property, in the area of the Discovery showing. In the autumn of 2005 Strongbow drilled 11 holes for a total of 1,257 meters at the JJ showing. This work returned high gold values including 12.8 meters of 20.2 grams per tonne gold (see Almaden news release of November 29, 2005).

Strongbow’s 2006 program started with a 12 hole, 2,545 meter March drill program on the JJ showing in order to follow up the exciting results reported the previous November. This program successfully traced mineralization along strike and down-dip. Results included 6.16 meters of 2.08 g/t gold in hole SC-012 (including 1.73 meters of 5.79 g/t gold), 5.98 meters of 1.42 g/t gold in hole SC-015 (including 0.92 meters of 7.25 g/t gold) and 8 m of 1.2 g/t gold in hole SC-016 (including 2.83 meters of 2.91 g/t gold). For further detail from this program please consult Strongbow’s news release of May 6, 2006 (www.strongbowexploration.com).

A summer 2006 exploration program began in late March, including a second drill program on the JJ showing which was completed in November, 2006. Over the course of the surface program the bedrock geology of the property was mapped and over 4,500 soil and 1,500 rock geochemical samples were collected. Four bedrock gold showings were identified along the length of the DBT including the Deadwood showing. Mineralization at Deadwood consists of narrow (typically < 20 cm), closely spaced quartz veins within andesitic volcanic rocks. At the Deadwood showing a total of 105 rock grab and chip samples have been collected over a 200 m strike length with 23 samples returning in excess of 1 g/t gold, including three best samples grading 11.1 g/t gold, 13.2 g/t gold, and 13.8 g/t gold. Results from detailed soil sampling are also highly encouraging, with seven samples returning in excess of 1,000 ppb gold (1 g/t gold), including three consecutive soil samples that returned 2,560 ppb gold, 4,795 ppb gold and 6,193 ppb gold, representing the highest gold in soil anomaly within the property, where background is generally considered to be < 10 ppb gold (see Strongbow news release of December 12, 2006).

Strongbow reported the results from the autumn drill program in January 2007 (see Strongbow news release of January 15, 2007). The 6 hole, 2000 meter program tested the JJ vein system to depth. A 20-25 cm well developed quartz vein was encountered in the final two drill holes of this program. Drill holes SC-031 and SC-032, collared at the same set up and azimuth, returned assays of 16.3 g/t Au over 0.23 m and 17.0 g/t Au over 0.5 m, respectively at depths of 120 m and 130 m down dip from surface. The vein was encountered 175 m along strike to the west of highlight drill hole SC-008 that had previously returned 20.2 g/t Au over 12.8 m. This drilling program confirmed that the vein remains open down dip and along strike and indicates that well developed epithermal veins are located at depth within the JJ area.

Exploration of the Skoonka Creek property is conducted under the supervision of David Gale, P.Geo. (BC), Vice-President of Exploration for Strongbow and a qualified person under NI 43-101. A quality assurance/quality control program is in place, with the insertion of standard, blank and field duplicate samples into the sample stream. All samples from the drilling program were split with one half the core submitted to Acme Analytical Laboratories of Vancouver, BC for analysis. All samples are analyzed by 36 element ICP-MS, with samples anomalous in gold (>100 ppb) submitted for standard fire assay.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.